Biography

of

FRANCIS B. LARA HO (何作阳)



Francis is born and raised in Iloilo, Philippines. He grew up in a Filipino-Chinese family of entrepreneurs, military, and politicians. As early as his elementary school years, Francis trained by his Chinese grandfather was already making his own money doing business with his classmates.

Education Attainment

Francis is educated on two continents on both sides of the Pacific Ocean. From elementary to college, he was educated in the Philippines. In 1994, he graduated from Central Philippine University in Iloilo City with a Bachelor of Science in Nursing. In 2006, he completed his Master of Arts in Christian Leadership at Talbot School of Theology in California, USA with Highest Honors. He was also elected to the "Who's Who In American Colleges" that same year. Right after graduation, Francis proceeded to pursue his PhD in Intercultural Education at the School of Intercultural Studies of Biola University in California, USA.

Entrepreneurial Achievement

Francis first ventured into entrepreneurism in the United States in 2011 when he started a financial marketing agency. Currently, this agency has almost 100 licensed financial professionals and investment advisors covering more than 10 different states. In 2013, Francis was honored as among the Transamerica/WFG Top 300 Entrepreneurs (Forbes Magazine Nov 2013). And in 2016, he was one again among the Transamerica/WFG Top 100 Entrepreneurs (Fortune Magazine July 2016).

In 2017, out of the ardent desire to help build the growing economy of his motherland and help provide more jobs to help alleviate poverty in the Philippines, Francis and wife, Jing started several companies in

Palawan, Philippines namely: Agape Construction & Trading, Ancient Dynasty Kitchen, Berries R Us, International House of Berries (iHOB), and Agape Kingdom Dynasty Dev. Corp.

In 2018, out of the compelling passion to inspire and impact the marginalized around the globe, Francis pioneered Inspire Studios Inc. in California, USA. With the compelling vision of winning the first Oscars for the Philippines and the ultimate mission of uplifting and transforming the global image and identity of the Filipino worldwide by producing global-audience and worldwide-release movies based on incredibly inspiring true to life stories of ordinary people who lived extraordinary lives.

Charitable Involvement
Francis has also been equally passionate about helping others in our society as he is about building business. From 1994 to 2003, he served with a non-profit organization that provides services to meet the holistic needs of the most needy in the Philippines and China. In 2003, Francis and wife, Jing migrated to the United States and while pursuing their graduate degrees continued serving with another non-profit organization. He is currently the President of International Impact in Fontana, California and also a global board member of International Leadership Foundation based in Orlando, Florida. Both non-profit organizations provide leadership consultancy and financial assistance to charitable agencies in Asia.